UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2011.

Commission File Number 000-54313

TASMAN METALS LTD.
____________________________________________________________________________
(Translation of registrant’s name into English)

#1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
_____________________________________________________________________________
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [  ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TASMAN METALS LTD.
(Registrant)

Date June 17, 2011	By:	/s/ Mark Saxon
Mark Saxon, President and CEO

T A S M A N   M E T A L S   L T D
Strategic Metals	Strategic Locations

News Release	17th June 2011

TASMAN COMPLETES SPRING DRILLING AND BEGINS UPDATED RESOURCE CALCULATION AT NORRA KARR HEAVY RARE EARTH ELEMENT AND ZIRCONIUM PROJECT, SWEDEN

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) (TSXV: TSM) (Frankfurt: T61) (Pink Sheets: TASXF).   Mr Mark Saxon, President & CEO, reports that the winter/spring drilling program undertaken at Company’s 100% owned Norra Karr heavy rare earth element (REE) – zirconium (Zr) project in Sweden is now complete.  Twenty three new holes were completed and 6 existing drill holes were extended, for a total of 4,734m of drilling.

The thickness of REE – Zr mineralization at Norra Karr has been expanded significantly by this drilling program.  The mineralized intrusion has been intersected to a maximum down-hole depth of 298.8m in drill hole NKA11040, which ended in the intrusion at the limit of the available drill rods.   This hole extended the depth of intrusion approximately 100m below the lower limit of current NI 43-101 compliant inferred resource.  Assays are awaited for much of the 2011 drilling program, which will be reported as they come to hand.

With this substantial increase in drilling data, Tasman has contracted independent consultants Pincock, Allen & Holt of Colorado to update the existing NI 43-101 resource calculation.  This new calculation will define an “in-pit” resource and incorporate more than twice the drilling data that was used in the initial calculation.  This resource will form the basis for a future Preliminary Economic Assessment on the Norra Karr project.

Norra Karr is characterized by containing the highest proportion of the high value HREO (heavy rare earth oxide) of all advanced projects in the Western World, as evaluated by industry analysts at Technology Metals Research LLC (www.techmetalsresearch.com), with HREO as a percentage of TREO (total rare earth oxide) exceeding 50%.  Of particular note are the high grades of Y2O3 (yttrium oxide) and Dy2O3 (dysprosium oxide) both metals with strong demand in the lighting and automotive industries, and with few potential sources outside China.  In addition, Technology Metals Research show Norra Karr to be the fourth largest heavy rare earth project in the Western World by contained metal.

Mineralization occurs within the Norra Karr peralkaline nepheline syenite intrusion, which covers 350m x 1,100m, first discovered in 1906, and subsequently test mined for nepheline, Zr and Hf.  Better grades of mineralization in drill holes appear associated with partially melted or pegmatitic intervals within the intrusion.  Recent mineralogical work by SGS Mineral Services has shown REE bearing minerals to be zirconosilicates, principally eudialyte and catapleiite.  The project shows geological similarity to advanced projects at Strange Lake (Quebec) and Dubbo (Australia).

Norra Karr is located in southern Sweden, 300km SW of the capital Stockholm and lies in mixed farming and forestry land.  The site is well serviced by power, roads and water allowing all year round access, plus a local skilled community.  For an overview of the infrastructure and resource at site, please see a recent 3D fly through video at http://www.tasmanmetals.com/i/videos/video1/index.html.

About Tasman Metals Ltd.

Tasman Metals Ltd is a Canadian mineral exploration and development company focused on Rare Earth Elements (REE’s) in the European region and is listed on the TSX Venture Exchange under the symbol “TSM”.  REE demand is increasing, due to the metals unique properties that make them essential for high technology and environmentally-beneficial applications.  Since over 95% of REE supply is sourced from China, the European Union is actively supporting policy to promote domestic supply of REE’s, to ensure the security of high-tech industry.  Tasman's exploration portfolio is uniquely placed, with the capacity to deliver "high-tech" metals from politically stable, mining friendly jurisdictions with developed infrastructure.

The Company’s Norra Karr project in Sweden is one of the most significant heavy REE resources in the world, and the only NI43-101 compliant REE resource in mainland Europe.  With a TREO (total rare earth oxide) cut off of 0.4%, the Inferred Mineral Resource comprises 60.5 million tonnes grading 0.54% TREO and 1.72% ZrO2 (zirconium oxide), with 53.7% of the TREO being

HEAD OFFICE: Suite 1305-1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV : TSM www.tasmanmetals.com info@tsmanmetals.com	EUROPEAN OFFICE: Krykgatan 41 BODEN 961 36 SWEDEN

the higher value HREO (heavy rare earth oxide).  The resource is unusually low in radioactive metals relative to peer projects, with less than 15 ppm each of uranium and thorium.

Tasman’s cash position is approximately C$14.0 million.

For more information regarding rare earth elements, see the Rare Metal Blog at www.raremetalblog.com or Resource Stock Digest at http://strategicmetalstocks.resourcestockdigest.com/.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Mariana Bermudez +1 (604) 685 9316
Investor Relation Consultants - Mining Interactive
Nick Nicolaas +1 (604) 657 4058
Email: info@tasmanmetals.com

Samples submitted by Tasman Metals Ltd were analyzed by the ME-MS81 technique by ALS Chemex Ltd's laboratories in Pitea, Sweden and Vancouver, Canada, where duplicates, repeats, blanks and known standards were inserted according to standard industry practice.  Where over-range for ME-MS81, Zr was determined using the ME-XRF10 technique.  The qualified person for the Company's exploration projects, Mark Saxon, President and Chief Executive Officer of Tasman and a Member of the Australasian Institute of Mining and Metallurgy and Australian Institute of Geoscientists, has reviewed and verified the contents of this release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), nor the Frankfurt Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources.  This news release uses the term "inferred mineral resource."  We advise U.S. investors that this term is not recognized by the U.S. Securities and Exchange Commission.  The estimation of inferrred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources.  U.S. investors are cautioned not to assume that estimates of inferred mineral resources exist, are economically minable, or will be upgraded into measured or indicated mineral resources.

Forward Looking Statements. This Company news release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.